January 30, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Ferd

Registration Statement on Form S-1

Filed December 13, 2017

File No. 333-215066

Ladies and Gentlemen:

This letter sets forth the responses of Ferd (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of January 9, 2016.

General

Facing Page

1. You indicate on the cover page of the registration statement that the approximate date of commencement of proposed sale to the public is “from time to time after the effective date of this Registration Statement.” Please note that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please advise or revise accordingly.

Response:

The cover page was revised.

Description of Business, page 17

2. In this section, please clarify the distribution methods for your products. Specifically, please briefly describe your target customers, including whether you intend to sell wholesale or retail. See Item 101(h)(4)(ii) of Regulation S-K and Item 11(a) of Form S- 1.

Response:

The statement was described.

Raw Materials, page 18

3. Please name your principal supplier as required by Item 101(h)(4)(v) of Regulation S-K. See Item 11(a) of Form S-1.

Response:

The name of principal supplier was added.

Target Market, page 19

4. Please clarify your target market. Specifically, please disclose whether you intend to sell your products locally, nationally, and/or internationally. See Item 101(h)(4)(i) of Regulation S-K and Item 11(a) of Form S-1.

Response:

The statement was disclosed.

5. We note your disclosure here and elsewhere of the negotiations between your company and Venice First Srl and Brilliant Wedding Venice. Please provide further details of these negotiations, including the stage and nature of the negotiations. Additionally, please disclose if the negotiations are for your company to be a supplier for multiple events or a single event and the businesses of Venice First Srl and Brilliant Wedding Venice.

Response:

The statement was clarified.

Markets, page 19

6. We note your disclosure that your company can “provide every event” with your product and can exhibit product “on every flower shows.” Please provide clarification or substantiation for these claims.

Response:

The statement was disclosed.

Employees, page 19

7. Please indicate whether Mr. Leonid Skupchenko is a full- or part-time employee. See Item 101(h)(4)(xii) of Regulation S-K and Item 11(a) of Form S-1.

Response:

The statement was indicated.

Office, page 20

8. Please provide the information required by Item 102 of Regulation S-K. See Item 11(b) of Form S-1.

Response:

The information was provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operations, page 23

9. We note your statement that “our director has borrowed to the Company $7,693 on no interest terms.” Please revise your statement to clarify that your director has loaned the company $7,693.

Response:

The statement was revised.

Results of Operations, page 24

10. We note your revenues of $7,450 here and elsewhere in the filing. Please disclose the nature of the revenues, such as if it was from a one-time order or multiple orders with Venice Event Group.

Response:

The nature of revenues was disclosed.

Financial Statements, page 29

Note 2 – Significant Accounting Policies, page 7

11. Please expand your disclosure to include your accounting policies regarding foreign currency translations and transactions. In your response, please also tell us if your functional currency differs from your reporting currency, and identify the functional currency used.

Response:

We have amended our filing to incorporate our policy on foreign currency translations as noted in Note 2(j) of our audited financial statements.

Part II

Exhibits and Financial Statement Schedules, page 40

Exhibit 99.1 Subscription Agreement

12. Please remove from the form of subscription agreement the representation that an investor “agrees and acknowledges that it has read all the information contained in the Prospectus, including without limitation, the Risk Factors contained therein.” Such representations are inappropriate.

Response:

The representation was removed.

Very Truly Yours,

Leonid Skupchenko

President of Ferd